Exhibit 1.01

Resideo Technologies, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2025

This report for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which are limited to tin, tantalum, and tungsten (3TG).

The information in this report includes the products of Resideo Technologies, Inc. and its subsidiaries (Resideo) as of December 31, 2025.

Overview

Resideo’s Business

Resideo is a leading global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leader in key product markets including home heating, ventilation, and air conditioning controls, smoke and carbon monoxide detection home safety and fire suppression, and security, as well as smart-living products, services, and software. Our global footprint serves residential and commercial end markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually.

We manage our business operations through two business segments: Products and Solutions and ADI Global Distribution. Snap One Holdings Corp., acquired on June 14, 2024, has now been fully incorporated into the ADI Global Distribution business segment, and included in this consolidated report. On July 30, 2025, we announced our intention to separate the ADI Global Distribution segment through a tax-free spin-off to our shareholders (the ADI Spin-Off). Following the completion of the announced future ADI Spin-Off, the Products and Solutions segment will continue to operate as Resideo and ADI Global Distribution will become an independent public company. The ADI Spin-Off is expected to be completed in the second half of 2026, subject to certain conditions, and all information in this report is provided before giving effect to the ADI Spin-Off.

Resideo’s Products Covered by this Report

This report relates to Resideo products: (i) for which any 3TG is necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by Resideo; and (iii) for which the manufacture was completed during calendar year 2025 (the Covered Products).

On the basis of a reasonable country of origin inquiry (RCOI) and due diligence measures described herein (including in the section titled “Due Diligence Results” below), as of this reporting period, Resideo does not have sufficient validated information from the Supplier Group (as defined below) to determine every facility used to process, and every country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products, including whether such 3TG originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).

Resideo’s Supply Chain

Resideo sells thousands of products across our two operating segments, Products and Solutions and ADI Global Distribution, containing parts from thousands of direct and indirect suppliers. As a “downstream” company with many tiers in our supply chain, we generally do not have a direct relationship with 3TG smelters and refiners. It is difficult for us to identify actors upstream from our direct material suppliers, and we rely on our direct material suppliers to provide information on the smelters and refiners as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers.

The terms and lengths of contracts with our suppliers are varied, and we generally cannot unilaterally impose new contract terms. As we renew or enter into new purchase agreements with direct material suppliers, we continue to add a 3TG compliance provision, requiring such suppliers to conduct and document their inquiries into the smelters and refiners as well as the country of origin of 3TG contained in parts or products supplied to Resideo and to provide Resideo with information or representations that Resideo requires to meet our compliance obligations. Although we have integrated a 3TG compliance provision into some purchase agreements with direct material suppliers, it will take a number of years to ensure that all direct material supplier purchase agreements contain appropriate 3TG compliance provisions. In addition, some suppliers may object to the inclusion of such 3TG compliance provisions. In the meantime, as described herein, we have worked, and are continuing to work, with our suppliers to ensure they provide 3TG sourcing information.

Reasonable Country of Origin Inquiry

Resideo conducted a good faith RCOI to determine whether the 3TG found in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. The elements of the RCOI were:

•	identification of relevant suppliers;

•	data collection; and

•	assessment to determine whether further due diligence was required.

RCOI Efforts

The following discussion outlines the RCOI efforts for the Resideo business during 2025. Resideo retained Assent Compliance, Inc. (Assent), a third-party conflict minerals compliance solution provider, to assist us with our supplier engagement and analysis efforts for the reporting period. Through Assent, we sent the 2025 version of the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (the Questionnaire) to all direct material suppliers who provided parts or products for any products that we either manufacture or contract to manufacture containing 3TG that are necessary to the functionality or production of such product (the Supplier Group), totaling over 1,500 surveys, covering over 14,000 parts (we excluded from this year’s efforts our non-metal parts, which do not contain 3TG). The Questionnaire is designed to facilitate disclosure and communication of information regarding smelters and refiners of 3TG contained in parts or products in our supply chain. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the smelters and refiners that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. Assent deployed the Questionnaire to the Supplier Group via a tracking tool, which enables Resideo and Assent to manage and maintain records of responses from the Supplier Group in an electronic database.

We followed up with all unresponsive members of the Supplier Group through a defined process via both automated email and personalized communication, including offering assistance and further information to the Supplier Group about the requirements of the Rule and our 3TG compliance program. Resideo conducted robust follow-ups, prioritized based on spend and risk of containing 3TG, and created specific supplier declarations that were designed to be easier for members of the Supplier Group to complete.

The 3TG compliance program includes automated data validation on all submitted Questionnaires via Assent’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the Questionnaire. All submitted forms are accepted and classified as valid or invalid such that all data is retained. Members of the Supplier Group were contacted with regard to invalid forms and were encouraged to resubmit a valid form. We reviewed the responses to determine where further engagement with our Supplier Group was warranted.

Based on the responses received from Resideo’s RCOI, which included thousands of alleged smelter or refiner (SOR) names, we compiled a list of unique SORs, including information regarding associated countries of origin.

On the basis of the responses to our RCOI, Resideo has reason to believe it is possible that some 3TG necessary to the functionality or production of our parts or products may have originated in the Covered Countries and did not come from recycled or scrap sources. Accordingly, Resideo conducted further due diligence on the source and chain of custody of the 3TG contained in parts or products provided by the Supplier Group.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risks in the supply chain;

•	Step 3: Design and implement a strategy to respond to identified risks; and

•	Step 4: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

Resideo has established a management system to determine the source and chain of custody of 3TG in our supply chain.

a.

Supplier Code of Business Conduct. We have adopted a Supplier Code of Business Conduct (the Supplier Code of Conduct) that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our global supply chain and to compliance with the Rule. The Supplier Code of Conduct is publicly available on our website at
https://www.resideo.com/us/en/corporate/supplier-code-of-conduct.

b.

Internal Team. Our management system includes oversight of our RCOI and due diligence processes by a team made up of representatives from Procurement and Regulatory, Compliance and Verification (the 3TG Compliance Team). The 3TG Compliance Team is responsible for implementing our 3TG compliance program and communicating information about program status and effectiveness to senior management.

c.	Control Systems. We utilize the Questionnaire sent to our Supplier Group to gather information on the chain of custody of the 3TG included in our products.

d.

Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the Questionnaire. In addition, through Assent, we provide training materials on 3TG compliance to the Supplier Group. We have continued, where possible, integrating a 3TG compliance provision into purchase agreements with direct material suppliers that sets forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We have continued to track the acceptance of our Supplier Code of Conduct through our vendor portal for those suppliers that use this portal. Along with various informal Supplier Group outreach and training activities, Assent conducted a formal outreach initiative to its collective customer supplier base in May 2025 to generate further awareness of high-risk smelters and the risk of sourcing from the Covered Countries.

e.	Grievance Mechanism. We have a company level Integrity Helpline that provides employees and suppliers with a mechanism to report violations of our policies or other concerns.

Step 2: Identify and Assess Risks in the Supply Chain

Distribution of Questionnaires to Supplier Group. In 2025, we distributed the Questionnaire to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals they supplied to Resideo may contain 3TG, (ii) whether any 3TG is necessary to the functionality or production of the parts or products in which they are used, and (iii) the smelters and refiners of any 3TG in our supply chain, and whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

Assessment of Supplier Group Responses. We reviewed each response from the Supplier Group to assess the adequacy of such response. Members of the Supplier Group that failed to respond to the Questionnaire or that did not provide responses to all applicable questions in the Questionnaire received follow-up communications requesting additional information. If a supplier response indicated that 3TG was contained in parts or products provided to Resideo that may have originated from the Covered Countries, then such response was sent to the 3TG Compliance Team for further review. In addition, we screened the responses from our Supplier Group relating to sourcing information with a third-party screening software to alert us if any parts or products provided to Resideo may have originated from areas that are sanctioned or on various government watchlists.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing to Resideo products or parts that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, we will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter or refiner. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate the risks. There have been no known instances of validated high-risk issues in the supply chain that require follow-up actions to be considered.

To ensure that the Supplier Group understands our expectations with respect to compliance with the Rule, we engage Assent to distribute background information on the Rule and our Supplier Code of Conduct, and we provide access to training materials on 3TG compliance to the Supplier Group in addition to the Questionnaire.

Step 4: Report on Supply Chain Due Diligence

This Conflict Minerals Report has been filed with the SEC and is publicly available at: https://investor.resideo.com/financials/sec-filings/default.aspx.

Due Diligence Results

The Questionnaire sent to the Supplier Group requests that the Supplier Group provide Resideo with information on (a) the smelters and refiners that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products, (b) whether the 3TG used in the Covered Products originates from the Covered Countries, and (c) the mine or location of origin of the 3TG used in the Covered Products. Resideo must rely on responses from the Supplier Group to the Questionnaire in order to determine the facilities used to process the 3TG used in the Covered Products, whether the 3TG used in the Covered Products originates from the Covered Countries and the source of the 3TG used in the Covered Products.

The responses that we have received as of this reporting period from the Supplier Group fall into one or more of the following categories: (i) indication that no 3TG is used in parts or products that are provided to Resideo, (ii) data with respect to the supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or products provided to Resideo or indication that the supplier is unable to provide the information as it specifically relates to the parts or products that are provided to Resideo, (iii) indication that the supplier is unable to provide smelter or refiner information at this time, and/or (iv) indication that the supplier is unable to provide or is still in the process of determining the country of origin or mine or location of origin of 3TG from its suppliers. Accordingly, as of this reporting period, Resideo does not have sufficient validated information from the Supplier Group to determine the facilities used to process, and the country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products.

Steps to be Taken to Mitigate Risk

Both the Products and Solutions business and the ADI Global Distribution business intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefits armed groups:

(1)	Continue to refine and update our process to target appropriate suppliers as well as re-survey suppliers to confirm that they do not incorporate 3TG in our supply chain.

(2)

Continue to work closely with the Supplier Group to obtain the necessary validated information on the origin of the 3TG contained in the parts or products sold to Resideo, which we expect will become available as (i) more upstream suppliers receive the necessary information from their respective upstream suppliers and (ii) the RMI’s RMAP continues to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.

(3)

Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We will continue to drive acceptance of Resideo’s Supplier Code of Conduct, which requires suppliers who accept to follow the RMI. We will also continue to track acceptance of the Supplier Code of Conduct, and we will integrate the policies and procedures into our broader supplier compliance policies.

(4)	Continue to direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

(5)	Continue to analyze spend data against supplier response data to identify inconsistencies and areas of potential enhanced focus for supplier outreach efforts.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions, and projections about our industries and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals,” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Conflict Minerals Report are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2025, and other filings with the SEC.